                               [CONFORMED COPY]
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                                (RULE 13D-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (AMENDMENT NO. 1)*


                                 Riscorp, Inc.
--------------------------------------------------------------------------------
                               (Name of issuer)

           Shares of Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                   767597107
--------------------------------------------------------------------------------
                                (CUSIP number)

    Seth W. Hamot, 121-B Tremont Street, Brighton, MA 02135 (617) 787-2940
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 April 6, 1999
       -----------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-(e), 240.13d-1(f) or 204.13(d)-1(g),
check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule. See (S)240.13d-7 for other parties to whom copies are to be sent.


                      (Continued on the following pages)

                             (Page 1 of 12 Pages)

_____________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 2 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Seth W. Hamot
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          Seth W. Hamot    800,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Seth W. Hamot    5,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Seth W. Hamot    800,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Seth W. Hamot    5,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Seth W. Hamot    805,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.65%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 3 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Costa Brava Partnership II Limited Partnership (04-3387028)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          Costa Brava II    756,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Costa Brava II    756,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Costa Brava II   756,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 4 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Roark, Rearden & Hamot Inc (04-3242639)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          Roark, Rearden & Hamot Inc.    756,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Roark, Rearden & Hamot Inc.    756,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Roark, Rearden & Hamot Inc.    756,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 5 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Seth W. Hamot, as custodian for Gideon B. Hamot under the Massachusetts Uniform Transfers to Minors Act
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          Seth W. Hamot, as custodian for Gideon B. Hamot under the Massachusetts Uniform Transfers to Minors Act 5,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Seth W. Hamot, as custodian for Gideon B. Hamot under
                          the Massachusetts Uniform Transfers to Minors Act
                          5,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Seth W. Hamot, as custodian for Gideon B. Hamot under the Massachusetts Uniform Transfers to Minors Act
      5,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 6 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Greenwood Investments Inc. (22-3147811)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          Greenwood Investments Inc.   80,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Greenwood Investments Inc.   80,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Greenwood Investments Inc.    80,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 7 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven M. Tannenbaum

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          Steven M. Tannenbaum   80,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Steven M. Tannenbaum   80,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Steven M. Tannenbaum   80,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                     PAGE 8 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GREENWOOD CAPITAL LIMITED PARTNERSHIP (05-0486774)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MASSACHUSETTS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          GREENWOOD CAPITAL LP 80,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          GREENWOOD CAPITAL LP 80,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      GREENWOOD CAPITAL LP 80,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 9 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHARLES H. PARKHURST
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MASSACHUSETTS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          CHARLES H. PARKHURST 113,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             CHARLES H. PARKHURST  20,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          CHARLES H. PARKHURST 113,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          CHARLES H. PARKHURST  20,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      CHARLES H. PARKHURST 133,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.93%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                     PAGE 10 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHARLES H. PARKHURST, AS CUSTODIAN FOR CATHERINE PARKHURST UNDER THE NEW YORK UNIFORM TRANSFERS TO MINORS ACT
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          CHARLES H. PARKHURST, AS CUSTODIAN FOR CATHERINE PARKHURST UNDER THE NEW YORK UNIFORM TRANSFERS TO MINORS ACT 10,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          CHARLES H. PARKHURST, AS CUSTODIAN FOR CATHERINE
                          PARKHURST UNDER THE NEW YORK UNIFORM TRANSFERS TO
                          MINORS ACT  10,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      CHARLES H. PARKHURST, AS CUSTODIAN FOR CATHERINE PARKHURST UNDER THE NEW YORK UNIFORM TRANSFERS TO MINORS ACT 10,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.07%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                     PAGE 11 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHARLES H. PARKHURST, AS CUSTODIAN FOR WILLIAM PARKHURST UNDER THE NEW YORK UNIFORM TRANSFERS TO MINORS ACT
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          CHARLES H. PARKHURST, AS CUSTODIAN FOR WILLIAM PARKHURST UNDER THE NEW YORK UNIFORM TRANSFERS TO MINORS ACT 10,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          CHARLES H. PARKHURST, AS CUSTODIAN FOR WILLIAM
                          PARKHURST UNDER THE NEW YORK UNIFORM TRANSFERS TO
                          MINORS ACT  10,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      CHARLES H. PARKHURST, AS CUSTODIAN FOR WILLIAM PARKHURST UNDER THE NEW YORK UNIFORM TRANSFERS TO MINORS ACT 10,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.07%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

     Securities acquired:   Shares of Class A Common Stock
                            Par value of $0.01 per share

     Issuer:                Riscorp, Inc.
                            One Sarasota Tower
                            Suite 608
                            2 North Tamiami Trail
                            Sarasota, Florida 34236
                            941-366-5015

ITEM 2. IDENTITY AND BACKGROUND

This Amendment No. 1 to Schedule 13D (the "Schedule 13D") is being filed on behalf of Seth W. Hamot (SWH), Costa Brava Partnership II Limited Partnership, a Massachusetts limited partnership (CBII), Roark, Rearden & Hamot, Inc., a Massachusetts corporation (RRH), Seth W. Hamot, as custodian for Gideon B. Hamot under the Massachusetts Uniform Transfers to Minors Act (GBH), Steven M. Tannenbaum (SMT), Greenwood Capital Limited Partnership (GCLP), Greenwood Investments, Inc. (GI), Charles H. Parkhurst (CHP), Charles H. Parkhurst, as custodian for Catherine Parkhurst under the New York Uniform Transfers to Minors Act (CXP), Charles H. Parkhurst, as custodian for William Parkhurst under the New York Uniform Transfers to Minors Act (WXP), as an amendment to the initial statement on Schedule 13D filed with the Commission on September 29, 1998, on behalf of SWH, CBII, RRH, SMT, GCLP and GI.

This Schedule 13D relates to shares of Class A Common Stock of the Issuer purchased by CBII, of which RRH is the general partner, SWH for his own account, GCLP, of which GI is the general partner, GBH for his own account, CHP for his own account, CXP for his own account and WXP for his own account.

Roark, Rearden, & Hamot Inc., a Massachusetts corporation, is the general partner of CBII, and is located at 121-B Tremont Street, Brighton, MA 02155.
Mr. Hamot is the principal of RRH.   The principal occupation of Mr. Hamot is
investment management, and he is a United States citizen.

Greenwood Investments, Inc., a Delaware corporation, is the general partner of
GCLP, and is located at 125 Country Club Rd., Newton, MA, 02159.   Mr.
Tannenbaum is the principal of GI.   The principal occupation of Mr. Tannenbaum
is investment management, and he is a United States citizen.

The principal occupation of Mr. Parkhurst is investment management, and he is a United States citizen with an address of 93 Old Church Road, Greenwich, CT 06830.

Neither RRH, CBII, SWH, GBH, SMT, GCLP, GI , CHP, CXP nor WXP has been convicted
in a criminal proceeding during the last five years.   Neither RRH, CBII, SWH,
GBH, SMT, GCLP, GI, CHP, CXP nor WXP was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

As of April 6, 1999, CBII had invested $913,581.99, SWH had invested $51,913.73, GCLP had invested $125,891.00, GBH had invested $5,166.00, CHP had invested $201,993.25, CXP had invested $10,300.00, and WXP had invested
$10,300.00 in shares of Class a Common Stock.    The sources of all these funds
were the working capital of each entity or personal funds of SWH, GBH , CHP, CXP and WXP.

ITEM 4. PURPOSE OF TRANSACTION

RRH, CBII, SWH, GBH, SMT, GCLP, GI, CHP, CXP and WXP acquired the Shares as an
investment and with a view to making a profit.   None of the Reporting Persons
has any plans or proposals which relate to or would result in a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; b) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; c)any changes in the present manager of the Issuer; d) any change in the present capitalization of dividend policy of the issuer; e) any other material change in the Issuer's business or corporate structure; f) any change in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of registered national securities association; h) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or i) any action similar to those enumerated in this sentence.

The Reporting Persons are considering the commencement of litigation, under the legal theory of equitable subordination, against William D. Griffin, RISCORP Group Holding Company, L.P. and the William D. Griffin Family Limited Partnership (the general partners of which are Gryphus Company I and Gryphus Company II), which as a group own over 91% of the Class B shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As of April 6, 1998, SWH is the beneficial owner of 44,000 shares and may be deemed beneficial owner of 805,300 shares of Class A Common Stock of the Issuer or 5.65% of the shares outstanding; (ii) CBII is beneficial owner of and RRH may be deemed the beneficial owner of 756,300 shares of Class A Common Stock of the Issuer or 5.30% of the shares outstanding; (iii) GBH is the beneficial owner of 5,000 shares of Class A common stock of the Issuer or 0.04% of the shares outstanding; (iv) GCLP is beneficial owner of and GI and SMT may be deemed beneficial owner of 80,000 shares of Class A Common Stock of the Issuer or 0.56% of the shares outstanding; (v) CHP is the beneficial owner of 113,000 shares and may be deemed beneficial owner of 133,000 shares of Class A common stock of the Issuer or 0.93% of the shares outstanding; (vi) CXP is the beneficial owner of 10,000 shares of Class A common stock of the Issuer or 0.07% of the shares outstanding; and (vii) WXP is the beneficial owner of 10,000 shares of Class A common stock of the Issuer or 0.07% of the shares outstanding. The amount of shares beneficially owned has been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of SWH, CBII, GBH, GCLP, CHP, CXP and WXP on April 6, 1999 is based upon 14,258,671 outstanding shares of Common Stock as of March 19, 1999 as reported in the Issuer's Annual Report filed with the Commission on March 23, 1999.

                                            NUMBER OF                              NUMBER OF
                         AGGREGATE         SHARES: SOLE        NUMBER OF          SHARES: SOLE
                          NUMBER             POWER TO        SHARES: SHARED         POWER TO         APPROX.
   FILING PARTY          OF SHARES             VOTE           POWER TO VOTE          DISPOSE       PERCENTAGE*
-------------------------------------------------------------------------------------------------------------
SWH                        805,300           800,300                5,000            800,300          5.65%
-------------------------------------------------------------------------------------------------------------
CBII                       756,300           756,300                                 756,300          5.30%
-------------------------------------------------------------------------------------------------------------
RRH                        756,300           756,300                                 756,300          5.30%
-------------------------------------------------------------------------------------------------------------
GBH                          5,000             5,000                                   5,000          0.04%
-------------------------------------------------------------------------------------------------------------
SMT                         80,000            80,000                                  80,000          0.56%
-------------------------------------------------------------------------------------------------------------
GCLP                        80,000            80,000                                  80,000          0.56%
-------------------------------------------------------------------------------------------------------------
GI                          80,000            80,000                                  80,000          0.56%
-------------------------------------------------------------------------------------------------------------
CHP                        133,000           113,000               20,000            113,000          0.93%
-------------------------------------------------------------------------------------------------------------
CXP                         10,000            10,000                                  10,000          0.07%
-------------------------------------------------------------------------------------------------------------
WXP                         10,000            10,000                                  10,000          0.07%
-------------------------------------------------------------------------------------------------------------

* Based upon 14,258,671 outstanding shares of Common Stock as of March 19, 1999 as reported in the Issuer's
Annual Report filed with the Commission on March 23, 1999.
-------------------------------------------------------------------------------------------------------------

c) Transactions in the Issuer's securities by CBII, SWH, GBH, GCLP, CHP, CXP and
WXP during the last sixty days.   All transaction occurred on the NASDAQ OTC
market.


DATE         PURCHASE/SALE   # OF SHARES  PRICE PER SHARE ($)
----------  ---------------  -----------  -------------------

FOR  CBII
----------
   3/29/99        P                5,000               $1.25
   3/28/99        P                5,000               $1.28
   3/29/99        P                2,000               $1.38
   3/29/99        P                3,000               $1.44
   3/29/99        P               10,000               $1.47

FOR GBH
----------
    3/8/99        P                2,500               $1.00
    3/9/99        P                2,500               $1.00

FOR GCLP
--------

   3/10/99        P                2,500               $1.00
   3/22/99        P                8,000               $1.44
   3/22/99        P                4,500               $1.50
   3/24/99        P                7,500               $1.41
   3/25/99        P                1,000               $1.31
   3/26/99        P                7,500               $1.19
   3/29/99        P                9,000               $1.47

FOR CHP
----------

    4/6/99        P                4,000               $1.49
    4/6/99        P                5,000               $1.47
    4/6/99        P                2,000               $1.49
    4/6/99        P                3,000               $1.49
    4/5/99        P                1,000               $1.40
    4/5/99        P                4,000               $1.46
    4/5/99        P                5,000               $1.46
    4/5/99        P                1,000               $1.41
    4/5/99        P                4,000               $1.47
    4/1/99        P                2,000               $1.33
    3/8/99        P                1,000               $1.02
    3/3/99        P                1,000               $1.02
    2/9/99        P                2,000               $1.02
   2/10/99        P                1,000               $1.04

d) NA

e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NA

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7(a): Joint Filing Agreement

                                   SIGNATURE

     After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 1999


                        /s/ Seth W. Hamot
                        --------------------------------------------------------
                        Seth W. Hamot

                        Costa Brava Partnership II Limited Partnership

                        By:   Roark, Rearden & Hamot, Inc., its general partner


                              By:   /s/ Seth W. Hamot
                                    --------------------------------------------
                                    Seth W. Hamot
                                    Its: President

                        Greenwood Capital Limited Partnership

                        By:   Greenwood Investments, Inc.


                              By:   /s/ Steven M. Tannenbaum
                                    --------------------------------------------
                                    Steven M. Tannenbaum
                                    Its: President

                        Roark, Rearden & Hamot, Inc.

                              By:   /s/ Seth W. Hamot
                                    --------------------------------------------
                                    Seth W. Hamot
                                    Its: President

                        /s/ Seth W. Hamot
                        --------------------------------------------------------
                        Seth W. Hamot, as custodian for Gideon B. Hamot under the Massachusetts Uniform Transfers to Minors Act

                        Greenwood Investments, Inc.


                              By:   /s/ Steven M. Tannenbaum
                                    --------------------------------------------
                                    Steven M. Tannenbaum
                                    Its: President



                        /s/ Steven M. Tannenbaum
                        --------------------------------------------------------
                        Steven M. Tannenbaum


                        /s/ Charles H. Parkhurst
                        --------------------------------------------------------
                        Charles H. Parkhurst

                        /s/ Charles H. Parkhurst
                        --------------------------------------------------------
                        Charles H. Parkhurst, as custodian for Catherine Parkhurst under the New York Uniform Transfers to Minors Act

                        /s/ Charles H. Parkhurst
                        --------------------------------------------------------
                        Charles H. Parkhurst, as custodian for William Parkhurst under the New York Uniform Transfers to Minors Act

                                  EXHIBIT 7(a)
                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock of Riscorp, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 15th day of April, 1999


                    /s/ Seth W. Hamot
                    ------------------------------------------------------------
                        Seth W. Hamot

                        Costa Brava Partnership II Limited Partnership

                        By:   Roark, Rearden & Hamot, Inc., its general partner


                              By:   /s/ Seth W. Hamot
                                    --------------------------------------------
                                    Seth W. Hamot
                                    Its: President

                        Greenwood Capital Limited Partnership

                        By:   Greenwood Investments, Inc.


                              By:   /s/ Steven M. Tannenbaum
                                    --------------------------------------------
                                    Steven M. Tannenbaum
                                    Its: President

                        Roark, Rearden & Hamot, Inc.

                              By:   /s/ Seth W. Hamot
                                    --------------------------------------------
                                    Seth W. Hamot
                                    Its: President

                        /s/ Seth W. Hamot
                        --------------------------------------------------------
                        Seth W. Hamot, as custodian for Gideon B. Hamot under the Massachusetts Uniform Transfers to Minors Act

                        Greenwood Investments, Inc.


                              By:   /s/ Steven M. Tannenbaum
                                    --------------------------------------------
                                    Steven M. Tannenbaum
                                    Its: President


                        /s/ Steven M. Tannenbaum
                        --------------------------------------------------------
                        Steven M. Tannenbaum


                        /s/ Charles H. Parkhurst
                        --------------------------------------------------------
                        Charles H. Parkhurst

                        /s/ Charles H. Parkhurst
                        --------------------------------------------------------
                        Charles H. Parkhurst, as custodian for Catherine Parkhurst under the New York Uniform Transfers to Minors Act


                        /s/ Charles H. Parkhurst
                        --------------------------------------------------------
                        Charles H. Parkhurst, as custodian for William Parkhurst under the New York Uniform Transfers to Minors Act